Thomas M. Swartwood
The Pointer Group LLC
3310 John Lynde Road
Des Moines, IA 50312
515.491.6561
t.swartwood@mchsi.com

April 24, 2006

Via Facsimile

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Digital Imaging Resources, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2005
Filed January 27, 2006

Form 10-QSB for Fiscal Quarter Ended December 31, 2005
File No. 0-10176

Dear Mr. Spirgel:

On behalf of Digital Imaging Resources, Inc. (the “Company”), set forth below are responses to the Staff’s comment letter dated March 23, 2006 relating to the above-captioned reports. Captions and page references herein correspond to those set forth in the original Form 10-KSB; pages marked to show changes and cross-referenced to the comments are enclosed. Please note that for the Staff’s convenience, I have recited each of the Staff’s comments and have provided the Company’s response to each comment immediately thereafter.

Form 10-KSB
Item 6. Management’s Discussion and Analysis
Liquidity and Capital Resources, page 8

1.	It is unclear to us how the reduction of debt and the capitalization of interest costs cited in the third paragraph of page 9 provide net cash. Please revise to clarify.

The Company has revised the disclosure in the third paragraph on page 9 as requested.

2.
Provide detailed, updated disclosure in MD&A of the facts and circumstances concerning the planned sale of the Registrant to Vianet Direct, Inc. In this disclosure you should describe (a) the nature and value of the consideration to be received by a holder of a share of your common stock, if any; (b) the value of the consideration to be received by Digital Imaging Resources, Inc.; (c) the anticipated timing of the merger, if known; (d) any significant uncertainties; and (e) what must transpire in order for the merger to be consummated. Provide similar disclosure on page S-18. Also, clarify your statement on page S-18 that “shareholders will own approximately 20% of the merged company’s common stock on a fully diluted basis.” Will your shareholder’s receive Vianet Direct Inc. common stock or will they remain as minority shareholders in the merged company?

The Company has provided the requested disclosure on pages 11 and 12.

Financial Statements
Consolidated Statements of Operations, S-4

3.
The paragraph bridging pages S-16 and S-17 indicates that debt-holders converted Digital Imaging convertible notes into 5,080,787 common shares at the same time that the fourth paragraph of page S-15 indicates that interest accrued on those notes was “waived and cancelled.” Explain to us how you accounted for this conversion and interest cancellation. How did you determine the fair value of the common shares issued? Explain your calculation of the $229,450 of income due to the waiver and your calculation of the interest on these notes. Describe the conversion terms of the cancelled notes. Refer to all pertinent authoritative accounting literature in your response.

With respect to shares issued in consideration of the conversion of debt into shares of common stock referred to on pages S-15 and S-16, the conversion prices of the convertible notes were established at the time the notes were issued and were made part of the terms of those notes. The terms of the notes also provided that upon conversion all accrued and unpaid interest would be waived. The notes issued in 2003 were convertible at $.1246 per share and the notes issued in 2004 and 2005 were convertible at $.20 per share. Copies of the notes are enclosed for your review, and the Company will attach copies of the notes as Exhibit 10.6 to the amended Annual Report on Form 10-KSB.

With respect to the accrued interest “waived and cancelled” the Company simply calculated the amount accrued on the notes separately for each note from the date each note was issued. The Company reversed the accrual and recognized that amount as income when the notes were converted, in accordance with their terms, into shares of common stock.

4.	Revise your presentation of EPS on page S-4 to reflect the dual presentation of basic and diluted earnings per share as required by paragraph 36 of SFAS 128.

The Company has revised its presentation of EPS on page S-4 as requested.

5.
Net income of $329,344 reported for the year ended September 30, 2004 on page S-4 does not agree with the $91,918 net income for that same period reported on pages S-5 and S-6. Please restate your financial statements for September 30, 2004 to reconcile these amounts.

The Company has restated its financial statements for September 30, 2004 as requested.

Consolidated Statements of Stockholders’ Equity, page S-5

6.
Refer to the “reverse stock split 1:20” line item on page S-5. Revise to give retroactive effect to this capital change through out this Form 10-KSB document. We refer you to paragraph 54 of SFAS No. 128.

The Company has revised the Form 10-KSB to reflect “the reverse stock split 1:20” item on page S-5 and to give retroactive effect to the reverse stock split.

7.
Please reconcile the values credited to stockholders equity for the Berk debt reduction and the conversion of convertible notes to the comparable non-cash transaction disclosure on page S-7 for the year ended September 30, 2005.

The Company has revised the Consolidated Statements of Stockholders’ Deficit for the Years ended September 30, 2005 and 2004. In so doing it reconciled the values credited to stockholders’ equity for the “Berk” debt reduction and the conversion of convertible notes to the comparable non-cash transaction disclosure on page S-7.

8.
We note that your balance sheet, on page S-2, reports a nominal investment in marketable securities which appears to be unchanged for the last two years. Give us an analysis, reconciling your investment in marketable securities to you amounts reported as “other comprehensive loss” on page S-5. Refer also to paragraph 16 of SFAS 115 and tell about your consideration of whether or not remaining available for sale marketable equity securities reflect a decline in fair value that is other than temporary.

With respect to the investment in marketable securities as shown on the Company’s balance sheet, there was no change in the value of the securities held from September 30, 2004 to September 30, 2005; the nominal amount represents residual interests the Company retained after closing out certain accounts. Nor was there any change in the value of the securities written off for purposes of determining accumulated other comprehensive loss in the equity section of the Company’s balance sheet. The Company is reviewing those investments to determine whether the decline in fair value is other than temporary; if it is the Company will realize the loss on those investments and record it as appropriate. Accordingly, as indicated in the Summary of Significant Accounting Policies--Comprehensive Income note on page S-10, the Company recorded no change in the unrealized loss on securities for the year ended September 30, 2005.

Consolidated Statements of Cash Flows, page S-6

9.
See paragraph 17c of SFAS 95 and confirm that you made cash expenditures for furniture, fixtures and equipment, as reflected in your investing cash flow section on page S-6, in amounts that equal the amounts of depreciation and amortization for each period as reported in your operating activities cash flow reconciliation on the same page. Otherwise, please revise.

The Company has revised its cash flow statements on page S-6 as requested.

10.
Explain to us why the financing cash flows section on page S-6 for the year ended September 30, 2005 reflects a $229,450 use of cash for reduction of debt-waiver of interest on convertible notes. This line item appears to be a non-cash item. Otherwise, please revise.

The Company has revised its presentation as requested.

Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page S-8

11.
Explain to us all of the terms of your marketing arrangement with U.S. Pro Golf Tour and tell us how you accounted for it. You should specifically address in your response each item in the arrangement including the USPGT Pro-Am Title sponsorship; the sale of the two SwingStation Systems and the option for a third; media exposure in the greater Atlanta, GA area; the 50 thirty second commercials; the in broadcast segment; the 500,000 shares of Digital Imaging common stock; and the commitment to purchase future advertising for stock. Tell us if you received cash for the SwingStation Systems. Explain to us your consideration of the guidance in EITF 99-17 and any other pertinent authoritative accounting literature.

On September 30, 2005 the Company entered into a marketing agreement with Greens Worldwide Inc. (“GRWW”) and it wholly-owned subsidiary, U.S. Pro Golf Tour (“USPGT”). U.S. Pro Golf Tour is an intermediary professional golf tour featuring players preparing for the Champions Tour, non-exempt professionals on the Champions Tour, celebrity challengers and professionals 18 and older gearing up to try to play on the PGA Tour.

Pursuant to the agreement with GRWW, the Company was designated a Pro-Am Title Sponsor at their inaugural Tour Championship golf tournament held at the Bear’s Best--Atlanta Golf Course in Atlanta, Georgia and televised on the Golf Channel, a cable television channel dedicated to golf coverage. USPGT priced the Pro-Am Title Sponsorship at $15,000. In addition the Company purchased four pro-am team entries at $1,000 each, and leader board advertisements, a sponsor’s tent on the driving range, signage around the course, and inclusion in media coverage at $3,500. The Company believes the prices for the title sponsorship and the ancillary promotional services were fair based on comparable sponsorship packages for other golf events in large metropolitan markets.

In addition, USPGT agreed to arrange for the production of a 30-second television commercial that was aired 50 times on the Golf Channel during its broadcasts of the USPGT Tour Championship in December 2005. The Company valued the video production at $5,000 based on estimates of the cost of similar productions by independent video studios and the commercials at $800 each based on an estimate of the cost of 30-second spots on the Golf Channel and prices for similar spots on other cable television programs.

GRWW also arranged for the production of a two-minute interview with the Company’s president and a demonstration of the SwingStation System that was aired ten times as part of the

Golf Channel program. The Company valued the video production at $7,500 based on estimates of the cost of similar productions by independent video studios and the value of each two-minute broadcast on the Golf Channel at $1,500 each based estimates from the Golf Channel and other cable television programs. The Company estimated the value of displaying its logo on GRWW’s web site for one-year at $2,500 based on estimates of the cost of advertising on other web sites. Please see the attached Schedule 11 for an explanation of the values we attributed to the advertising and promotional services we received.

In consideration of the foregoing services and commitments the Company agreed to issue to GRWW 500,000 shares of its common stock, provided USPGT successfully conducted their first tournament in November 2005, the Company received the sponsorship benefits, the video production services, and the commercials and interview were broadcast as agreed. On December 2005, upon completion of the Golf Channel coverage the Company delivered 500,000 shares of the Company’s common stock to GRWW.

The agreement between GRWW and the Company did not constitute a barter transaction as contemplated in EITF 99-17. The Company ascertained the fair market value of the services offered by GRWW and paid for those services with shares of it common stock. The Company arrived at the value of the shares issued to GRWW by considering the illiquidity of the large block of shares issued, the restrictions on transfer placed on the shares, the relatively illiquid market for the Company’s shares and the bid prices reflected on the NASDAQ Bulletin Board.

Greens Worldwide also purchased for cash, in the aggregate amount of $30,000, two SwingStation Systems and an option to purchase a third System at a price of $10,000. GRWW also agreed to purchase advertising on any additional Systems the Company sells in the United States and to issue to the Company common shares of Greens Worldwide worth $2,000 each time they purchase ads.

 7. Debt, page S-14.

12.
Tell us how you applied the guidance of paragraph 19 of SFAS 15 to the Berkowitz Wolfman debt restructuring disclosed in the third paragraph of page S-15. Describe for us how you determined the value of the common shares issued in this transaction and revise note 7 to include the disclosures required by paragraph 25 and 26 of SFAS 15.

The Company considered a number of factors in setting a price for the shares issued to Berkowitz Wolfman in consideration of their agreeing to forgive debt. The bid price on the NASDAQ Bulletin Board the day the agreement was executed was $.30 per share; there was only a limited market for the common shares; the large block of shares issued to Berkowitz Wolfman was not readily marketable; transfer of the shares was restricted, and the Company was negotiating a private offering of shares at a price of $.20 per shares. In light of the foregoing the Company negotiated a conversion price of approximately $.22 per share.

* * *

In addition, in drafting the Amended Annual Report on Form 10-KSB, the Company plans to make additional revisions as it deems necessary. We will forward a conformed copy and a copy marked to show changes to you.

If you have any questions, please contact me at (515) 491-6561. Thank you for your consideration.

Very truly yours,

Thomas M. Swartwood

encls.

cc: Theodore M. Swartwood (w/o encls.)

 DGIR, Page 8 Annual Report on Form 10-KSB marked to show changes defined in Rule 10b-18(a)(3) purchased during the fiscal quarter ended September 30, 2005 any securities of the Company that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Item 6. Management's Discussion and Analysis or Plan of Operation

Introduction

The following discussions and analysis of financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and accompanying notes.

Liquidity and Capital Resources

During the year ended September 30, 2005, the Company had a net loss of $590,433. The loss from operations was partially offset by interest income of $229,450 that was recorded as a result of the forgiveness of accrued interest in that amount in connection with the conversion of outstanding convertible notes in the amount of $762,000.

During the year ended September 30, 2005, changes in assets and liabilities included a decrease in cash of $34,254, an increase in accounts receivable of $41,626, a decrease in prepaid and other assets of $25,740, and an increase in accounts payable of $39,360.

During the ~~first nine months of fiscal~~ year ended September 30, 2005, investing activities provided net cash of $50,000 resulting from the sale of the company’s mortgage receivable.

During the year ended September 30, 2005 financing activities provided net cash of $167,032 from the sale of convertible notes in the amount of $44,500, the sale of 1,350,0000 shares of Common Stock of the Company for $270,000, and the reduction of indebtedness in the amount of $147,468.

Accordingly, during the year ended September 30, 2005 the Company’s cash decreased by $34,254.

~~During the first nine months of fiscal 2005, financing activities provided net cash of $162,381 from the reduction of debt in the amount of $229,450 resulting from the waiver of accrued interest on the Company’s Convertible Notes offset by additional loans in the principal amount of $47,000 and interest capitalized to debt in the amount of $74,831 and from the sale of Common Stock sold by the Company for proceeds of $270,000. The proceeds from the sale of the shares of Common Stock were used for further development and marketing of the Company’s golf swing analysis system.~~

Depending upon the market acceptance for the Swing Station System and the possible expanded scope of the Company’s operations, the Company estimates that it may require up to an additional $3.0 million during the fiscal year ended September 30, 2006 to fund its intended level of operations. Further, in the event the Company engages in any further material transactions during the fiscal year ended September 30, 2006, it can be expected that it will require additional funds. At December 31, 2005, the Company had made no arrangements to obtain these funds and there can be no assurance that such funds can be obtained. However, the Company believes it will be able to obtain such funds from further financings or sales of equity securities. The failure to obtain these funds may impair the ability of the Company to meet its business objectives. There can be no assurance that any financings undertaken will not result in further material dilution to the Company’s existing stockholders.

Results of Operations

Fiscal Year 2005 Compared With Fiscal Year 2004

Total revenues were $88,727 and $-0- during the years ended September 30, 2005 and September 30, 2004, respectively. Since October 1, 2004, the

DGIR, Pages 10-11 Annual Report on Form 10-KSB marked to show changes amount of approximately $67,000 relating to the Company's former condominium units in Fort Lee, New Jersey.

Depreciation and amortization was $2,707 in fiscal 2004 compared to $3,522 in fiscal 2003. The decrease is primarily the result of the sale of the Company's Selma, Alabama office building in December 2002.

Interest income was $16,094 in fiscal 2004, compared with $17,804 in fiscal 2003. The decrease was the result of interest earned on the Company's mortgage receivable with Lake Isle Corp. offset by a decrease in interest income as a result of the Company assigning its mortgage receivable with a carrying value of $144,853 for settlement of debt.

Interest expense was $205,121 in fiscal 2004, compared with $63,441 in fiscal 2003. The increase of $141,680 was the result of increased debt primarily related to the issuance of the Company's convertible notes, which bore interest at 25% per annum through September 30, 2004. The interest expense on the convertible notes was $150,589 in the fiscal year ended September 30, 2004 compared with interest expense of $24,271 in the fiscal year ended September 30, 2003. During the first quarter of fiscal 2005, such interest was waived and cancelled as a consequence of stockholders' approval of and the Company filing an amendment to its Certificate of Incorporation increasing its authorized shares to not less than 5.0 million shares (after reflecting a one-for-twenty reverse stock split) and the conversion of the notes into Common Stock. As a consequence of the waiver and cancellation of this interest, the amount of the accrued interest on the convertible notes through September 30, 2004 will be treated as other income during the quarter ended December 31, 2004.

Proposed Merger

On January 9, 2006, the Company entered into a preliminary agreement with Vianet Direct, Inc., a Delaware corporation that operates an alternative trading system that provides real time, virtual, interactive, anonymous block trading for all types of equity securities (“Vianet”). It is presently contemplated that Vianet will merge with a newly formed subsidiary of the Company and that Vianet will be the corporation that survives this merger. As a result of the merger, the Company will own all of the issued and outstanding capital stock of Vianet and Vianet’s stockholders will be issued an aggregate number of shares of capital stock of the Company such that they will own approximately 80% of the Company’s capital stock on a fully diluted basis. Subsequent to the merger, the Company’s present stockholders will own approximately 20% of the Company’s capital stock on a fully diluted basis. Upon consummation of the merger, the Company’s officers and directors will resign and Vianet’s officers and directors will be elected and appointed as officers and directors of the Company. The parties are presently negotiating a definitive merger agreement. Upon executing a definitive merger agreement, it is presently contemplated that the following items must occur prior to consummation of the merger:

•	approval of the merger by Vianet’s stockholders;
•	receipt of all required third party consents;
•	completion of due diligence reviews by both parties;
•	certain of the Company’s subsidiaries must be dissolved; and
•	certain liabilities of the Company must be satisfied.

There can be no assurance that the parties will successfully negotiate and enter into a definitive merger agreement and that all closing conditions described above can be satisfied in a timely manner. Due to these uncertainties, the timing of the consummation of the merger is presently unknown. The parties anticipate executing a definitive merger agreement on or about April 30, 2006 and hope to close the merger prior to June 30, 2006. However, there can be no assurance that the merger will be consummated in this timeframe.

In conjunction with the proposed merger, on February 7, 2006, Vianet extended to the Company a short term loan in the principal amount of $50,000. This loan bears interest at a rate of five percent per annum and is due and payable on demand at any time after August 7, 2006.

DGIR, Page S-4 Annual Report on Form 10-KSB marked to show changes

DIGITAL IMAGING RESOURCES, INC. AND SUBSIDIARIES
FORMERLY DOMINION RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 and 2004

	2005	2004
Revenues
System Sales	$77,500	$0
Fee revenue	11,327	0
Total revenues	88,827	0

Cost of Goods Sold	32,370	0

Gross Profit	56,457	0

Expenses:
Other operations	188,437	323,199
General and administrative expenses	558,268	313,535
Depreciation and amortization	3,000	2,707
Total expenses	749,705	639,441

Loss from operations	(693,248)	(639,441)

Other income (expenses):
Interest income	0	16,094
Interest expense	(47,706)	(54,532)
Interest expense - Convertible Notes	(54,095)	(150,589)
Loss on sale of RiceX common stock	0	(828)
Loss on sale of mortgage receivable	(20,433)	0
Waiver and cancellation of interest-
Convertible Notes	229,450	0

Total other income (expenses)	107,216	(189,855)

Loss before provision for income taxes	(586,032)	(591,870)
Provision for income taxes	4,401	(921,214)

Net Income (loss)	(590,433)	91,918

Basic net income (loss) per common share	$(0.08)	$0.01
Diluted net income (loss) per common share	$(0.08)

Weighted average number of shares used in
computing net income (loss) per share	6,931,381	9,627,576
Diluted weighted average number of shares
used in computing net income (loss) per share	6,974,714

See accompanying notes

DGIR, Page S-5 Annual Report on Form 10-KSB marked to show changes

DIGITAL IMAGING RESOURCES, INC. AND SUBSIDIARIES
FORMERLY DOMINION RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED SEPTEMBER 30, 2005 and 2004

			CAPITAL		OTHER
	COMMON	PAR	IN EXCESS	ACCUM	COMP	TREASURY	TOTAL
	STOCK	VALUE	OF PAR	DEFICIT	LOSS	STOCK
Balance
Sept. 30, 2003	481,378	$481	$7,376,382	($7,351,755)	($41,368)	($1,400,913)	($1,417,173)

Net Income				91,918			$91,918

Unrealized
losses on
securities					(6,841)		($6,841)
Balance
Sept. 30, 2004	481,378	$481	$7,376,382	($7,259,837)	($48,209)	($1,400,913)	($1,332,096)

Net Loss				(590,433)			($590,433)
Sale of
Common Stock	475,000	$475	94,525				$95,000

Issuance of
Common Stock
as Compensation	1,262,000	$1,262	241,247				$242,509

Issuance of
Common Stock
upon conversion
of convertible notes	4,598,266	$4,598	697,402				$702,000

Issuance of
Common Stock
in exchange for
forgiveness of debt	981,276	$981	216,240				$217,221

Issuance of
Common Stock
upon conversion
of convertible notes	481,540	$481	59,519				$60,000

Sale of
Common Stock	875,000	$875	174,125				$175,000

Balance
Sept. 30, 2005	9,154,460	$9,154	8,859,440	(7,850,270)	(48,209)	(1,400,913)	($430,799)

See accompanying notes

DGIR, Page S-6 Annual Report on Form 10-KSB marked to show changes

DIGITAL IMAGING RESOURCES, INC. AND SUBSIDIARIES
FORMERLY DOMINION RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net income (loss)	$(590,433)	$91,918

Adjustments to reconcile net income (loss)
to net cash (used in) operating activities:
Depreciation and amortization	3,000	2,707
Loss on sale of RiceX common stock	0	828
Loss on sale of mortgage receivable	20,443	0
Issuance of common stock for compensation	252,400	0

Changes in assets and liabilities:
Accounts receivable	(41,626)	0
Inventory	29,525	(36,620)
Accounts payable and accrued liabilities	75,405	(945,105)
Net cash (used in) operating activities	(251,286)	(886,272)

Cash flows from investing activities:
Furniture, fixtures and equipment	0	(2,707)
Proceeds from Sale of mortgage receivable	50,000	0
Mortgage receivable-advances	0	(6,287)
Sale of RiceX and other marketable securities	0	6,502
Mortgage receivable - Lake Isle Corp.	0	141,479
Net cash provided by investing
activities	50,000	138,987

Cash flows from financing activities:
Additional borrowings	44,500	743,456
Reduction of Debt	(147,468)	0
Issuance of Common Stock	270,000	0
Net cash provided by financing activities	167,032	743,456

Increase (decrease)in cash and cash equivalents	(34,254)	(3,829)
Cash and cash equivalents, beginning of year,	35,657	39,486
Cash and cash equivalents, end of year,	$1,403	$35,657

See accompanying notes

Pages 5-6 Form 10-KSB marked to show changes

Imaging Resources Inc. from Dominion Resources Inc. to better reflect the Company’s present focus of its activities.

Employees

As of December 31, 2005, the Company had one full-time employee. In addition, it employs two people on a part-time basis and utilizes the services of independent consultants as needed.

Recent Developments
On September 30, 2005 the Company entered into a marketing agreement with Greens Worldwide Inc. (“GRWW”) and it wholly-owned subsidiary, U.S. Pro Golf Tour (“USPGT”). U.S. Pro Golf Tour is an intermediary professional golf tour featuring players preparing for the Champions Tour, non-exempt professionals on the Champions Tour, celebrity challengers and professionals 18 and older gearing up to try to play on the PGA Tour.

Pursuant to the agreement with GRWW, the Company was designated a Pro-Am Title Sponsor at their inaugural Tour Championship golf tournament held at the Bear’s Best--Atlanta Golf Course in Atlanta, Georgia and televised on the Golf Channel, a cable television channel dedicated to golf coverage. USPGT priced the Pro-Am Title Sponsorship at $15,000. In addition the Company purchased four pro-am team entries at $1,000 each, and leader board advertisements, a sponsor’s tent on the driving range, signage around the course, and inclusion in media coverage at $3,500. The Company believes the prices for the title sponsorship and the ancillary promotional services were fair based on comparable sponsorship packages for other golf events in large metropolitan markets.

In addition, USPGT agreed to arrange for the production of a 30-second television commercial that was aired 50 times on the Golf Channel during its broadcasts of the USPGT Tour Championship in December 2005. The Company valued the video production at $5,000 based on estimates of the cost of similar productions by independent video studios and the commercials at $750 each based on an estimate of the cost of 30-second spots on the Golf Channel and prices for similar spots on other cable television programs.

GRWW also arranged for the production of a two-minute interview with the Company’s president and a demonstration of the SwingStation System that was aired ten times as part of the Golf Channel program. The Company valued the video production at $7,500 based on estimates of the cost of similar productions by independent video studios and the value of each two-minute broadcast on the Golf Channel at $1,500 each based estimates from the Golf Channel and other cable television programs. The Company estimated the value of displaying its logo on GRWW’s web site for one-year at $5,000 based on estimates of the cost of advertising on other web sites.

In consideration of the foregoing services and commitments the Company agreed to issue to GRWW 500,000 shares of its common stock, provided USPGT successfully conducted their first tournament in November 2005, the Company received the sponsorship benefits, the video production services, and the commercials and interview were broadcast as agreed. On December 15, 2005, upon completion of the Golf Channel coverage, the Company delivered 500,000 shares of the Company’s common stock to GRWW.

Greens Worldwide also purchased for cash, in the aggregate amount of $30,000, two SwingStation Systems and an option to purchase a third System at a price of $10,000. GRWW also agreed to purchase advertising on any additional Systems the Company sells in the United States and to issue to the Company common shares of Greens Worldwide worth $2,000 each time they purchase ads.

~~On September 30th, 2005 we entered into a marketing arrangement with U.S. Pro Golf Tour. The U.S. Pro Golf Tour (USPGT), a wholly owned subsidiary of Greens Worldwide Inc. (OTCBB symbol GRWW), who is developing a new professional golf tour. The USPGT events feature former PGA golfers, players preparing for the Champions Tour, non-exempt professionals on the Champions Tour, celebrity challengers and professionals 18 and older gearing-up for the PGA Tour. The U.S. Pro Golf Tour conducts a Pro-Net competition for players with handicaps of all skill levels, 18 years and older, competing for substantial prize money in a tour-event atmosphere. All tournaments are week-long events, and feature junior clinics, pro am events, media coverage, entertainment, electronic leader boards and hospitality, with local market charities benefiting from the events. The U.S. Pro Golf Tour is televised on The Golf Channel, featured in the program "54 Holes to Sunday".~~

~~As part of the agreement, SwingStation and Digital Imaging Resources took on the USPGT Pro-Am Title sponsorship; sold the USPGT two SwingStation Systems for $30,000 with an option for a third at $10,000; obtained media exposure in the greater Atlanta, GA area; 50 thirty second commercials during the various broadcasts of “54 Holes to Sunday” airing on the Golf Channel which aired in December of 2005; an in broadcast segment featuring an interview with the President of the Company and a demonstration of the System. In exchange for those items, Digital Imaging Resources issued 500,000 shares of restricted common stock to GWWR and will purchase two advertising spots on each SwingStation that is sold throughout the United States for the equivalent of $2,000 in their parent company’s restricted stock Greens Worldwide Inc. Further details can be found in the 8-K SEC Filing made on October 6, 2005 in regard to this transaction.~~

~~The Company is currently exploring the possibility of developing a strategic alliance with the USPGT that will center on the Tour’s desire to have a larger tournament schedule in 2006 thus providing a platform for greater media exposure.~~

DGIR, Schedule 11 to Response Letter, dated April 24, 2006

Schedule 11
Digital Imaging Resources, Inc.
April 23, 2006

US Pro Golf Tour Marketing Arrangement

DGIR	Consideration	Accounting
Consideration:	Value:	Value:

500,000 shares of
DGIR common stock	$0.20/share	$100,000

US Pro Golf Tour/
Greens Worldwide
Consideration:

Pro Am Title Sponsor
USPGT Tour Champ.		$15,000

50 (fifty) thirty second
commercials on Golf
Channel 12/05-1/06	$800/run	$40,000

4 (four) 3-man teams
Pro Am Event	$1000/team	$4,000

Event signage
& newspaper insert		$7,500

Production of thirty
second commercial		$5,000

Ten in-broadcast
segments on Golf
Channel	$1,500/tele.	$15,000

Production of in broad-
cast segment (2 mins)		$7,500

Demo-day participation
& week long spot on
driving range		$3,500

Logo display on US
Pro Golf Tour web site
for one year		$2,500
total		$100,000